Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-MKT: KXM

NEWS RELEASE

Kobex Minerals Inc. Announces Resignation of Director

Vancouver, BC – December 31, 2012 – Kobex Minerals Inc. (“Kobex” or the “Company”) (TSX.V:KXM, NYSE MKT:KXM) announces the resignation of Alex Davidson as Director of Kobex Minerals Inc.  Mr. Davidson has been a Director for Kobex since the Company’s formation in October 2009.  Roman Shklanka, Chairman of the Board of Directors on behalf of the Company thanks Mr. Davidson for his service and contribution to the Company.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
________________________
Alfred Hills, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.